ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

October 4, 2016

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
ETF Series Solutions (the “Trust”)
American Customer Satisfaction Index ETF (the “Fund”)
Post-Effective Amendment No. 119 to Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-179562 and 811-22668

Dear Ms. O’Neal-Johnson:

This correspondence responds to comments we received from you on September 14, 2016 with respect to the Amendment and the Fund.  For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff (“Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Comment 1.	Please revise the Fund’s name, such as by adding “Investable” before “Index” to avoid confusion with the American Customer Satisfaction Index, which is different than the Fund’s underlying index.

Response:	The Trust notes that the American Customer Satisfaction Index is a single metric index, akin to the Consumer Price Index or Consumer Confidence Index, and not a portfolio of investable securities. Consequently, the Trust does not believe that the Fund’s name is likely to cause confusion for investors, but rather accurately suggests that the Fund’s strategy is based on the data underlying the American Customer Satisfaction Index. The Fund’s Prospectus and the website for the American Customer Satisfaction Index have been revised to clarify that the American Customer Satisfaction Index is not a portfolio of securities and is not an investment product. Therefore, the Trust respectfully declines to modify the Fund’s name as requested.

Comment 2.	Please revise disclosure throughout the Prospectus to clarify the differences between the Fund, the Index, and the American Customer Satisfaction Index (e.g., under “Additional Information About the ACSI”).

Response:	The requested change has been made. The defined term “ACSI” in the Prospectus has been revised to refer to “Customer Satisfaction Data,” and the following disclosure has been added under “Additional Information About the Customer Satisfaction Data”: “The Customer Satisfaction Data is reported as an overall score and is not a portfolio of investable securities. For example, the Customer Satisfaction Data score for the first quarter of 2016 was 73.7.”

Comment 3.	Please confirm that there are no shareholder fees charged with respect to the Fund.

Response:	The Trust so confirms.

Comment 4.	Please provide a whitepaper describing how the Index is calculated.

Response:	The requested information was sent to the Staff by email on October 4, 2016.

Comment 5.	Please instruct the Adviser to have the Index calculation agent remove backtested performance data for the Index from its website.

Response:	The Trust notes that Solactive’s website is not the Fund’s website, is not referenced in the Amendment, and is not used to market the Fund to investors. The Trust has shared the Staff’s comment with the Adviser for its consideration.

Comment 6.	Please provide information on the composition of the “ACSI Stock Portfolio” presented on the website of the American Customer Satisfaction Index, LLC, and how it compares with the Index constituents.

Response:	The above-referenced portfolio is an individually-managed, discretionary, long/short portfolio of the founder of the American Customer Satisfaction Index, which is managed largely based on the data underlying the American Customer Satisfaction Index. The portfolio has no connection to the Fund or the Index, and the disclosure on the above-referenced website has been updated to clarify such point.

Comment 7.	Please confirm and add disclosure to the Amendment that policies and procedures are in place to prevent freedom of action to concentrate in an industry.

Response:	The Trust confirms that procedures are in place to prevent personnel who manage the Fund from controlling the index to cause the Fund to concentrate in an industry. The Trust further notes that applicable disclosure is currently contained in the Fund’s Statement of Additional Information under “Additional Information About Investment Objectives, Policies And Related Risks — Index Calculation.”

Comment 8.	With respect to the section entitled “Additional Information About the Fund’s Non-Principal Risks,” please consider whether the risks described under “Trading” and “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” are principal risks of the Fund, and if so, please add a summary of such risks in the summary section.

Response:	The Trust has considered the above-referenced risks and determined that, particularly in light of the fact that the Index is composed of large cap U.S. common stocks, such risks are not principal risks of the Fund. Consequently, the Trust respectfully declines to add related disclosure to the summary section.

Comment 9.	Per Item 9(d) of Form N-1A, please “[s]tate that a description of the Fund’s policies and procedures with respect to the disclosure of Fund’s portfolio securities is available . . . on the Fund’s website, if applicable.”

Response:	The Trust notes that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is not available on the Fund’s website. Consequently, the Trust respectfully declines to add the related disclosure.

Comment 10.	Under “Management—Investment Adviser,” in the last paragraph, please include the specific dates for the Annual and Semi-Annual Reports.

Response:	The requested change has been made.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary